

Chrisman Frank · 3rd

Chief Executive Officer at Synthesis

Scotts Valley, California, United States · **Contact info**

262 connections

🔒 **Message**   (More)

 Synthesis

Virginia Tech

Featured

Link	Link
FINANCIAL TIMES	 ClassDojo
Silicon Valley: 25 to watch - 03. ClassDojo	**ClassDojo passes 1 billion moments of feedback - Feb 2014**
ft.com	ClassDojo
03. ClassDojo	Over the past two years teachers around the world have given students over 1 billion pieces of feedback using ClassDojo! Learn more about how they're finding ways to give their students the feedback that will help them be successful not just in school, but in life.

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Experience

 **Chief Executive Officer**
Synthesis · Full-time
Aug 2020 - Present · 1 yr 11 mos

 **ClassDojo**
7 yrs 10 mos

● **Product & growth**
Jun 2014 – Jan 2020 · 5 yrs 8 mos

Early engineer, product designer & growth marketer at one of the world's fastest growing education technology companies, currently used by teachers in 1 in 3 US schools and 150 countries wor ...see more

● **Engineer**
Apr 2012 – Jun 2014 · 2 yrs 3 mos

 **Founder/Engineer**
TutorCloud
Jan 2011 - Mar 2012 · 1 yr 3 mos

Education

 Virginia Tech

 Virginia Tech

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Skills

Java

👥 6 endorsements

SQL

4 endorsements

Python

Endorsed by Mark Erdmann who is highly skilled at this

4 endorsements

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Interests

Companies   Schools

Uber
2,277,000 followers

ClassDojo
10,249 followers

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